August 6, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Energy Inc.

Registration Statement on Form S-1

Filed July 7, 2014

File No. 333-197266

Ladies and Gentlemen:

Pursuant to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2014, with respect to the Registration Statement on Form S-1, File No. 333-197266, filed with the Commission on July 7, 2014 (the “Registration Statement”) and subsequent discussions with the Staff, Rice Energy Inc. (the “Company,” “we,” “us” or “our”) proposes to amend the Registration Statement to reflect the responses set forth below.

In advance of such an amendment to the Registration Statement, the Company is enclosing as Appendix A to this correspondence its proposed marked copy of those pages of the Registration Statement that will be affected by the revised presentation and disclosure pursuant to the Staff’s comments. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that such responses and revisions are appropriately responsive to the Staff’s comments.

Furthermore, the Company undertakes to file the retroactively adjusted historical financial statements for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 on a Current Report on Form 8-K concurrently with the filing of the amendment to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

400 Woodcliff Drive — Canonsburg, PA 15317 — Office: 724.746.6720 — Fax: 724.746.6725 — www.riceenergy.com

Securities and Exchange Commission

August 6, 2014

Index to Financial Statements, page F-1

General

1.	We note that you have provided annual financial statements of Rice Drilling B LLC as of and for the years ended December 31, 2013 and 2012, and interim financial statements of Rice Energy, Inc. for the quarter ended March 31, 2014. Given the corporate reorganization that occurred in conjunction with the IPO on January 29, 2014, including the downstream merger of Rice Energy, Inc. and Rice Drilling B LLC as entities under common control, it appears the historical financial statements should be revised to retrospectively reflect the exchange of equity interests as of the beginning of the earliest period to comply with FASB ASC 805-50-45. Please ensure this revision is addressed in a note to your historical financial statements and reflected in the labeling of financial statements covering periods prior to the IPO, also the report from your independent public accounting firm, and headers within the pro forma financial statements.

Please similarly conform all related tabular information that appears in your filing and the financial statements you include in future periodic reports. Also note that financial statements of businesses acquired or to be acquired and any related pro forma statements are not ordinarily included in periodic reports.

RESPONSE:

We acknowledge the Staff’s comment and have revised the financial statements included in the Registration Statement to reflect the exchange of equity interests for all periods presented. Within the Registration Statement, we have recast the historical equity position attributable to our accounting predecessor, Rice Drilling B, to include the components of equity of Rice Energy Inc. (i.e. par value of outstanding common stock, additional paid in capital and retained earnings) included in our periodic reports for periods subsequent to the completion of our initial public offering, rather than the components historically presented for Rice Drilling B (i.e. preferred units, warrants and accumulated deficit). We have also included disclosure regarding the exchange of equity interests in Note 1 to our historical financial statements. Please see the pages attached as Appendix A to this correspondence, which will be incorporated into a future amendment to the Registration Statement. Our report from our registered public accounting firm and all other headers within the Registration Statement (e.g. pro forma financial statements) will be revised consistently with the description above.

In our future periodic reports, we undertake to similarly conform our financial statements and all related tabular information to the presentation reflected herein. Finally, for future acquisitions, unless required by U.S. GAAP in our financial statements, we will not include financial statements of businesses acquired or to be acquired or any related pro forma financial statements in our periodic reports.

Securities and Exchange Commission

August 6, 2014

2.	We understand there was a change in your tax status in conjunction with your IPO, whereas the tax-exempt parent entity Rice Drilling B LLC was merged into the taxable subsidiary corporation Rice Energy, Inc. Under these circumstances, you should include, on the face of the historical financial statements that appear in your registration statements and future periodic reports, for all periods these entities were under common control, pro forma tax expense based on the statutory rates in effect for the periods presented, and pro forma earnings and pro forma earnings per share to reflect the pro forma tax expense.

RESPONSE:

We acknowledge the Staff’s comment and have revised the financial statements included in the Registration Statement to include pro forma tax expense based on the statutory rates in effect for all periods presented and the resulting pro forma earnings and pro forma earnings per share reflecting the pro forma tax expense. Please see pages 14, 54, 63, F-5, F-15, F-19, F-24, F-25, F-31, and F-51 of the Registration Statement.

In our future periodic reports, we undertake to similarly conform our financial statements and all related tabular information to the presentation reflected herein.

*        *        *         *        *

Securities and Exchange Commission

August 6, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786 or myself.

Very truly yours,

Rice Energy Inc.

By:	/s/ William E. Jordan
Name:	William E. Jordan
Title:	Vice President, General Counsel and
Corporate Secretary

Enclosures

cc:	William E. Jordan (Rice Energy Inc.)

Ashley Yates (Rice Energy Inc.)

James W. Rogers (Rice Energy Inc.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

Matthew R. Pacey (Vinson & Elkins L.L.P.)